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Golden Goliath Samples 23.65 g/t Gold & 141 g/t Silver

Over a 2.45 Metre True Width

Press Release

Source: Golden Goliath Resources Ltd.

On Wednesday March 24, 2010

VANCOUVER, BRITISH COLUMBIA

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

HIGHLIGHTS

Underground Expansion

- Los Hilos West tunnel channel sampling has just returned the last 57m with a weighted average grade of 1.29 g/t Au & 29 g/t Ag (1.77 g/t Au Equivalent(i)) including 6.05 g/t Au, 54 g/t Ag over 1.10 m width

Surface Expansion

- Filo de Oro trend expanded in width in its southern portion by 240m to the west the over all bulk-tonnage target grade to-date, based on 1105 channel samples is 0.78 g/t gold & 40 g/t silver (1.44 g/t gold Equivalent(i)) and remains open in all directions

- Current sampling indicates that the Filo de Oro trend alteration & mineralization extends for an overall length of over 1,120 metres and ranges from 200 to 440 metres wide. Historic sampling further extends the strike length to 1330 metres.

Los Hilos Area:

In conjunction with the road building and ground preparation for the upcoming drill program, geological teams are continuing with detailed surface and underground mapping and sampling of the Filo de Oro trend.

Results from recent sampling & mapping continue to increase the known extent of the Filo de Oro mineralization in the southern portion of the trend. The current rock sampling includes 101 channel samples taken from the last 57 metres of the Los Hilos Tunnel and 182 channel samples from the surface.

The final 57 metre portion of the Los Hilos West tunnel had a weighted average grade from 101 channel samples of 1.29 g/t Au & 29 g/t Ag (1.77 g/t Au Equivalent(i)). Within this section of the tunnel there is a vertical shaft that extends both above and below the main working and a bridge has been built to allow workers to cross this shaft. The grades in the immediate vicinity of the vertical shaft increases demonstrating the old time miners were trying to follow the higher grade mineralization. The Company intends to explore this higher grade zone either by accessing the shaft by ladders, or by drilling.

In total the Los Hilos West tunnel had 275 channel samples taken over its entire 208 metre length with an average grade of 1.53 g/t gold and 54 g/t silver, including 61 samples averaging 1.48 g/t Au & 35 g/t Ag (2.06 g/t Au Equivalent(i)) over 31m. Previous sampling included a higher grade zone of 12 samples averaging 8.50 g/t gold and 129 g/t silver over 8.32 metres. The sampling density from 80 metres to 144 metres along the length of the tunnel averages one sample every 4.5 metres and requires infill sampling. The mineralization is still open since the last three contiguous samples at the end of the tunnel average 0.75 g/t gold and 16 g/t silver over 1.80m. The highlight of the current Los Hilos West Tunnel channel-sampling is 6.05g/t Au and 54g/t Ag over 1.10m width including 8.67 g/t Au & 49 g/t Ag over 0.6m width.

The Los Hilos West tunnel is situated 105 metres vertically below the Mosca de Plata vein and within the Filo de Oro trend. The vertical continuity of the mineralization from the underground workings to surface, combined with a higher grade vein component, give the Filo de Oro trend significant potential for a bulk tonnage deposit.

Please refer to the following map for details: http://www.brmstatpack.com/lt/1002/1090/filo-de-oro-section

Filo de Oro- Bulk Tonnage Target

The current surface sampling program has focused on the southern portion of the Filo de Oro Trend in an area called El Orito, which lies some 240 metres west of the main trend. Three lines, totaling 182 surface channel samples have returned:

  0.48 g/t Au, 50g/t Ag over 46m width

  1.17 g/t Au, 27g/t Ag over 35m width

  0.83 g/t Au, 23g/t Ag over 27m width

The average grade to date for the Filo de Oro trend, based on 1105 channel samples is now 0.78 g/t Au & 40 g/t Ag (1.44 g/t gold Equivalent(i)), clearly demonstrating its open pit potential.

Paul Sorbara, President & CEO commented; "The discovery of very significant surface gold and silver mineralization at El Orito, some 240m to the west of the main mineralized trend, significantly increases the size of the Filo de Oro trend and makes it a priority target for a bulk tonnage, open pittable gold/silver deposit. We will be drilling Filo de Oro zone in the upcoming drill program, which is in the drill bid stage right now, along with the surface and underground drill targets in the other three trends that were included in last year's NI 43-101 report. That report did not include the Filo de Oro trend which has now greatly expanded the overall potential of Las Bolas."

Please refer to the map below for details: http://www.brmstatpack.com/lt/1002/1091/filo-de-oro-plan

Based on the Company's work, Filo de Oro has two components. A large surface zone that may be over 1,120 metres in length, from 200 to 440 metres in width and approximately 230 metres thick, overlies near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas mine workings which were the focus of the NI 43-101 report completed last fall.

Filo de Oro Channel-Samples-Results Summary

Zone	Gold g/t	Silver g/t	Length (metres)	Width (metres)	No. of Channel Samples	Comments

Filo de Oro	0.78	40	350	440	1105	1.44 g/t gold Equivalent (i)

		Including

Filo de Oro Surface Only	0.54	22	350	440	661	0.91 g/t Au Equivalent (i) (the current 182 surface samples are included)

Los Hilos West Tunnel	1.53	54	208	-	275	2.43 g/t Au Equivalent (i) (Average of all samples along the length of the tunnel)

Including	6.50	129	8.32	0	12	-do-

or	23.65	141	141	2.45	3	True width (Samples are contiguous)

	1.48	35	31	-	61	(2.06 g/t Au Equivalent (i)

Mosca de Plata Tunnel	0.79	145	47	-	00	Mosca de Plata is 105m vertically above the Los Hilos West Tunnel

(i)

Gold Equivalent is defined as gold grade, plus silver divided by 60. Metallurgical recoveries are assumed to be 100% for the Equivalent values.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Contacts:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

(604) 682-2950

(604) 685-3764 (FAX)

jps@goldengoliath.com

http://www.goldengoliath.com/